FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: December 20, 2004                                                   By :    /s/David Patterson/s/
                                                                        Title:     CEO

DONNER MINERALS LTD.              KNIGHT RESOURCES LTD.

DONNER INCREASES HOLDING IN KNIGHT TO 22.9%

VANCOUVER (December 20, 2004) – Knight Resources Ltd. (“Knight”) and Donner Minerals Ltd. (“Donner”) jointly announce, pursuant to section 111 of the Securities Act (British Columbia), that Donner’s recent acquisition of 2,000,000 common shares of Knight, through the exercise of 2,000,000 warrants at a price of $0.15 per common share, together with the 10,360,750 common shares of Knight held prior to the exercise, has resulted in Donner holding 12,360,750 of Knight’s common shares, representing 22.9% of Knight’s current issued and outstanding share capital.

In addition, Donner continues to hold 3,800,000 warrants of Knight exercisable at $0.15 per common share expiring March 25, 2005. Assuming exercise by Donner of all its warrants, it would hold a maximum of 16,160,750 common shares, representing 27.9% of Knight’s then issued and outstanding share capital. Knight and Donner have directors in common. The creation of Donner’s control block, by way of the exercise of warrants, was approved by Knight’s shareholders at its annual general meeting held on March 5, 2003.

The shares were acquired by Donner for investment purposes, and primarily for Donner to have exposure to and an indirect interest in Knight’s West Raglan Project. Knight understands that Donner intends to acquire additional shares of Knight through the exercise of the remaining outstanding warrants.

ON BEHALF OF THE BOARD OF                    ON BEHALF OF THE BOARD OF

DONNER MINERALS LTD.                      KNIGHT RESOURCES LTD.

“David Patterson”                              “David Patterson”

Chief Executive Officer                            Chief Executive Officer

3rd floor, 157 Alexander Street
Vancouver • BC • Canada • V6A 1B8
Donner Minerals Ltd.                                   Knight Resources Ltd.
Tel: (604) 683-0564 • Fax: (604) 602-9311                         Tel: (604) 684-6535 • Fax: (604) 602-9311
Web Site: http://www.donner-minerals.ca                         Web Site: http://www.knightresources.ca
E-mail: donner@bed-rock.com                                 E-mail: knight@bed-rock.com
TSX Venture Exchange Trading Symbol: DML                     TSX Venture Exchange Trading Symbol: KNP
Frankfurt Stock Exchange Trading Symbol: DNL                  Frankfurt Stock Exchange Trading Symbol: KRL

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE